SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 17, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated December 17, 2015: Nokia informed that Final Award in arbitration with Samsung expected to be provided by the end of January 2016

STOCK EXCHANGE RELEASE

December 17, 2015

Nokia informed that Final Award in arbitration with Samsung expected to be provided by the end of January 2016

Nokia Corporation

Stock Exchange Release

December 17, 2015 at 08:00 (CET +1)

Nokia informed that Final Award in arbitration with Samsung expected to be provided by the end of January 2016

Espoo, Finland - In November 2013, Nokia announced the extension of the patent license agreement between Nokia and Samsung for five years from January 1, 2014, with the parties entering into binding arbitration to settle the amount of additional compensation payable to Nokia.

The Secretariat of the International Court of Arbitration of the International Chamber of Commerce has advised that the Final Award is expected to be provided to the parties by the end of January 2016.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our businesses are leaders in their respective fields: Nokia Networks provides broadband infrastructure, software and services; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

Nokia and its businesses are exposed to various risks and uncertainties. Certain statements included in this announcement are not historical facts but are forward-looking statements. These statements include, without limitation, statements regarding the expected outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities and other judicial bodies, as well as statements preceded by or including the word “expect,” and similar expressions. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to, the outcome of the binding arbitration with Samsung expected in 2016, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects-Risk factors”, in our interim reports issued on April 30, 2015, July 30,

1

2015, October 29, 2015 and as disclosed in our filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal